UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2011

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 27 - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Communication of Relevant Information dated September 14, 2011

Item 1

Relevant Information

Grupo Aval Acciones y Valores S.A. reports that, pursuant to its right of preferred subscription, it has on this date subscribed and paid for 4.119.574 common shares of Banco de Occidente, for a total amount of Ps. 135.945.942.000.

The subscription and payment of these shares was made upon obtaining authorization of the Superintendency of Finance of Colombia under Article 88 of the Estatuto Orgánico del Sistema Financiero.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2011

Grupo Aval Acciones y Valores S.A.
By:	/s/ Javier Díaz Fajardo
	Name:	Javier Díaz Fajardo
	Title:	Vice President of Investor Relations and Legal Counsel